

January 13, 2011

<u>Via U.S. Mail and Facsimile 949.475.3967</u>

Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Impac Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-14100**

Dear Mr. Taylor:

We have reviewed your response dated November 23, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Non-interest Income, page 49</u>

1.   We have reviewed your response to our prior comment 1. Please enhance your disclosure to include a robust discussion of the valuation models used to value your level three assets and liabilities including a discussion of the assumptions used in the valuations, the methods used by management to determine the reasonableness of the

assumptions, and the effect the company's own credit rating had on the calculation of fair value. Additionally, please address the following items:

- Explain to us why the valuations of securitized mortgage collateral and securitized mortgage borrowings both resulted in gains for the year ended December 31, 2009. In your response, tell us how the company's own credit ratings factored into the valuation of securitized mortgage borrowings.

- Tell us how you incorporated a risk premium into your calculations of fair value in accordance with ASC Topics 820-10-35-51G and 820-10-55-8.

- We note in your response that the changes in fair value of securities available for sale, securitized mortgage collateral and securitized mortgage borrowings are due largely due to a decrease in the discount rate used in your internal valuations. Explain to us how a decrease in the discount rate resulted in a gain on securitized mortgage borrowings of approximately $254 million. It would appear that a decrease in discount rates would result in an increase in the fair value of the liability and a loss to the company.

- Explain to us in more detail the assumptions used in the calculation of fair value of securitized mortgage collateral. In your response, tell us the specific assumptions used and the methods used by management to determine that the assumptions were reasonable.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant